Exhibit 99.1

Exhibit 99.1

INVESTOR PRESENTATION

FEBRUARY 2015

DISCLAIMER

This Investor Presentation contains forward-looking statements. James Hardie Industries plc (“James Hardie” or the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

statements about the company’s future performance;

projections of the company’s results of operations or financial condition;

statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants; expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects; expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios; expectations concerning dividend payments and share buy-backs; statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs; statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

DISCLAIMER (continued)

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

AGENDA

Global Strategy and Business Overview

USA & Europe Fiber Cement

Asia Pacific Fiber Cement

Capital Management Framework

Group Outlook and Guidance

Appendix

In this Investor Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt pay back”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA”, and “Adjusted selling, general and administrative expenses”. Unless otherwise stated, results and comparisons are of the second quarter and half year of the current fiscal year versus the second quarter and half year of the prior fiscal year.

GLOBAL STRATEGY

Industry Leadership and Profitable Growth

Introduce differentiated products to deliver a sustainable competitive advantage

Aggressively grow demand for our products in targeted market segments

A GROWTH FOCUSED COMPANY

Annual net sales $ US1.7+b

Total assets $ US2.0b

Strong cash generation

Operations in North America, Asia Pacific and Europe

3,140 employees

Market cap US $4.5b (approx)

S&P/ASX 100 company

NYSE ADR listing

Market capitalization as at 16 January 2015. Total assets as at 30 September 2014. Annual net sales equal 2QFY15 net sales annualised. Total assets exclude asbestos compensation

GROUP OVERVIEW

Three Months and Half Year ended 30 September

Q2’15 Q2’14 Change 1H’15 1H’14 Change

Adjusted EBIT (US$ millions) 85.1 72.7 17% 156.3 140.2 11%

Adjusted EBIT Margin % 19.3 18.5 0.8 pts 18.2 18.3(0.1) pts

Adjusted Net Operating Profit 65.4 56.3 16% 115.5 108.3 7%

Net operating cash flow 34.1 175.4(80)%

Adjusted Diluted EPS (US cents) 15 13 15% 26 24 8%

Dividends per share1 (US cents) 8 8 -

1 Dividends declared per share

Q2’15 & 1H’15—SUMMARY AND KEY THEMES

Group net sales increased 12% for both the quarter and half year compared to last year

Group adjusted net operating profit increased 16% for the second quarter 2015 and 7% for the half year 2015 compared to pcp1

US housing market remains below our expectations at the beginning of the fiscal year

Higher volumes and net sales prices across our USA and Europe and Asia Pacific Fiber Cement segments

Improved plant performance across our US business in Q2 relative to Q1 of fiscal 2015

Continuing to invest in high returning organic growth:

Investing in organization capability, product and marketing development activities

Continuing to invest in capacity expansion across our US and Australian businesses

We continue to expect our full year USA and Europe Fiber Cement segment EBIT margin to remain within our target range of 20% to 25% First half ordinary dividend of US8.0 cents per security announced

1 Prior corresponding period(s)

WORLD LEADER IN FIBER CEMENT

USA & Europe


DUBLIN
TACOMA
RENO
FONTANA
MISSION VIEJO
WAXAHACHIE
CLEBURNE
CHICAGO
PERU
PULASKI
SUMMERVILLE
PLANT CITY

Asia Pacific


HONG KONG
MANILA
BRISBANE
PERTH
ADELAIDE
SYDNEY
MELBOURNE
AUCKLAND
CHRISTCHURCH

JHX Manufacturing Operations | JHX Manufacturing Operations – Production Suspended | JHX Sales Office

Geographic Mix[1]

Net Sales


Asia Pacific
24%
USA and Europe
76%

EBIT [2]


Asia Pacific
26%
USA and Europe
74%

[1] *All percentages are for the 2nd quarter ended 30 September 2014*
[2] *EBIT – excludes research and development, asbestos-related items, New Zealand weathertightness claims and general corporate costs*

James Hardie
PAGE 9

CREATING A SUSTAINABLE AND DIFFERENTIATED ADVANTAGE

Research & Development: Significant and consistent investment

- US$33.1m spent on Research & Development in FY14
- US$363.1m spent on Research & Development since 2000







History of Fiber Cement Substrate Development
James Hardie
Siding Products
7th ENGINEERED FOR CLIMATE™ – HardieZone™
6th MODIFIED THICKNESS TECHNOLOGY
5th COLORPLUS® TECHNOLOGY
4th SURFACE ADHESION TECHNOLOGY
3rd SUBSTRATE COMPOSITION
2nd PRIMER ADDED
1st FIBER-CEMENT SUBSTRATE
THE JAMES HARDIE INNOVATION PATH
Product Generations
Generic Fiber-Cement

James Hardie PAGE 10

DELIVERING SUPERIOR PRODUCT PERFORMANCE

Fiber cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick

Fiber Cement

Fire resistant Hail resistant Resists warping Resists buckling Lasting color Dimensional stability Can be repainted

Vinyl

Engineered Wood

BUILDING A PORTFOLIO OF PRODUCTS AND BRANDS

Soffit

Trim / Fascia

Backerboard

Primary Products

Siding

Commercial Exteriors

Flooring

Interior Walls / Ceilings

U.S. & Europe

Brand Portfolio

Asia Pacific

USA AND EUROPE FIBER CEMENT SEGMENT

USA Plant Locations

Tacoma, WA Reno, NV Fontana, CA

Waxahachie, TX

Cleburne, TX

Peru, IL

Pulaski, VA

Summerville, SC

Plant City, FL

Largest fiber cement producer in North America

2,100 employees

9 manufacturing plants¹

2 research and development facilities

2Q FY15 2Q FY14

Net Sales US$335.4m US$298.7m

EBIT US$74.8m US$67.3m

EBIT Margin 22.3% 22.5%

¹ Production was suspended at the Summerville plant in November 2008

DRIVING CATEGORY AND MARKET SHARE GAINS

North America External Cladding Market Share

North America Wood-Look Market Size

4.7BSF

100%

90%

80%

70%

60%

50%

40%

30%

20%

10%

0%

Other

Stucco

Masonry

Wood

Vinyl

Fiber Competitors

James Hardie

Fiber Cement Share: 17%

Wood

Vinyl

James Hardie

Fiber Competitors

Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence

Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence

35/90 Plan

Grow fiber cement share to 35% of the exterior cladding market against other wood-looking siding alternatives

Maintain JHX’s category share at 90%

Currently:

JHX wins ~90% of the fiber cement category, while fiber cement used in ~17% of the total market

Current estimate is wood-look siding (Wood, Vinyl and Fiber Cement) is 60-65% of total market.

AGGRESSIVELY GROWING DEMAND FOR OUR PRODUCTS

USA Fiber Cement

Top Line Growth

Volume (mmsf) / Starts (000s Units)

‘00 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09 ‘10 ‘11 ‘12 ‘13 ‘14

JH Volume

Housing Starts

JH Revenue

Revenue (US$M)

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

ACHIEVING THE RIGHT VALUE FOR OUR PRODUCTS

USA and Europe Fiber Cement

Average Net Sales Price

710 670 630 590 550

635

FY10 FY11 FY12 FY13 FY14 1H’15

679

US$ per MSF

USA AND EUROPE: DELIVERING STRONG RETURNS

Quarterly EBIT and EBIT Margin1

EBIT US $M

EBIT Margin

80 70 60 50 40 30 20 10 0

35 30 25 20 15 10 5 0

FY09 FY10 FY11 FY12 FY13 FY14 FY15

EBIT

EBIT Margin

1 Excludes asset impairment charges of $ US14.3 million in 4th quarter FY12, US $5.8 million in 3rd quarter FY13 and $ US11.1 million in 4th quarter FY13

ASIA PACIFIC FIBER CEMENT SEGMENT

Asia Pacific Plant Locations


Manila
Brisbane (2)
Sydney
Auckland

- 985 employees
- 5 manufacturing plants across Australia, New Zealand and the Philippines
- 1 research and development facility

	2Q FY15	2Q FY14
Net Sales	US$105.0m	US$93.3m
EBIT	US$25.7m	US$22.1m
EBIT Margin	24.5%	23.7%

EBIT and EBIT margin excludes New Zealand weathertightness claims

James Hardie
PAGE 18

ASIA PACIFIC: DELIVERING STRONG RETURNS

Asia Pacific Fiber Cement Segment

Average Net Sales Price

Quarterly EBIT and EBIT Margin1

A $ MSF

A $959

EBIT US M$

1000 960 920 880 840

FY10 FY11 FY12 FY13 FY14 Q1 FY15 Q2 FY15

30 25 20 15 10 5 0

FY10 FY11 FY12 FY13 FY14 FY15

30 25 20 15 10 5 0

EBIT

EBIT

EBIT Margin

1 EBIT and EBIT margin excludes New Zealand weathertightness claims

TARGETTING THE RIGHT PRODUCT INTO THE RIGHT MARKET

Asia Pacific Core Markets

Ceilings and partitions

Philippines

Interior walls

New Zealand

Exterior cladding

Australia

General purpose flooring

Australia

FINANCIAL MANAGEMENT SUPPORTING GROWTH

Strong Financial Management

Strong margins and operating cash flows

Strong governance and transparency

Investment-grade financial management

Disciplined Capital Allocation

Investing in R&D and capacity expansion to support organic growth

Maintain ordinary dividends within the defined payout ratio

Consider other shareholder returns when appropriate

Maintain flexibility for accretive and strategic inorganic opportunities

Liquidity and Funding

~$500 million of bank facilities, 37% liquidity as of Q2’15

2.75 year weighted average debt maturity

Executing strategy to extend maturities

Conservative leveraging of balance sheet within 1-2 times adjusted EBITDA target

1

2

3

Financial management consistent with an investment grade credit. Ability to withstand market cycles and other unanticipated events.

FY2015 OUTLOOK AND GUIDANCE

USA and Europe Fiber Cement Outlook

The US housing market recovery remains uncertain in the short-term, however, our view remains unchanged on the medium and longer-term outlook

Due to the slower then expected recovery, we will defer the planned commissioning of a number of our capacity expansion programs, although we still remain committed to investing $600 million in additional manufacturing capacity through fiscal 2017 ahead of an anticipated medium to longer-term recovery

Asia Pacific Fiber Cement Outlook

Our expectation is that net sales across our Asia Pacific businesses will continue to deliver improved results in line with growth in the local housing markets of the regions in which we operate

FY2015 Guidance1

Management expects full year Adjusted net operating profit to be between $ US205 million and $ US235 million assuming, among other things, housing industry conditions in the United States continue to improve at a more moderate level than originally assumed at the beginning of the year, and that an exchange rate at or near current levels is applicable for the remainder of the fiscal year

1Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods

APPENDIX

JHX KEY RATIOS

Half Year ended 30 September

1H’15 1H’14 1H’13

EPS (Diluted)1 (US Cents) 26c 24c 19c

EBIT/ Sales (EBIT margin)2 28.1% 18.3% 16.2%

Gearing Ratio1 21.5%(9.5)%(6.4)%

Net Interest Expense Cover2 96.3x 66.8x 54.7x

Net Interest Paid Cover2 200.7x 77.9x 109.3x

Net Debt Payback 1.1yrs —

1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, New Zealand weathertightness claims and tax adjustments

2 Excludes asbestos adjustments, AICF SG&A expenses, and New Zealand weathertightness claims

USA AND EUROPE FIBER CEMENT – 5 YEAR RESULTS OVERVIEW

	FY10	FY11	FY12	FY13	FY14
Net Sales US$m	828	814	862	951	1,128
Sales Volume mmsf	1,304	1,248	1,332	1,489	1,697
Average Price US$ per msf [2]	632	648	642	626	652
EBIT US$m[1]	209	160	163	163	237
EBIT Margin %[1]	25	20	19	17	21

[1]Excludes asset impairment charges of US$14.3 million and US$16.9 million in FY12 and FY13, respectively
[2]During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fiber Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in million square feet ("mmsf"). As the revenue contribution of these ancillary products been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company's primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current calculation of average net sales price.

James Hardie PAGE 25

ASIA PACIFIC FIBER CEMENT – 5 YEAR RESULTS OVERVIEW

	FY10	FY11	FY12	FY13	FY14
Net Sales US$m	297	353	376	370	366
Sales Volume mmsf	390	408	392	394	417
Average Price A$ per msf [2]	886	906	906	901	930
EBIT US$m[1]	59	79	86	75	83
EBIT Margin %[1]	20	23	23	20	23

[1]Excludes New Zealand product liability expenses of US$5.4 million , US$13.2 million and US$1.8 million in FY12, FY13 and FY14, respectively
[2]During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fiber Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in million square feet ("mmsf"). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company's primary fiber cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current calculation of average net sales price.

James Hardie
PAGE 26

RESULTS FOR THE 2nd QUARTER

Three Months ended 30 September

US$ Millions Q2 ‘15 Q2 ‘14% Change

Net sales 440.4 392.0 12

Gross profit 150.9 133.1 13

SG&A expenses (60.8) (53.8) (13)

Research & development expenses (8.0) (7.4) (8)

Asbestos adjustments 63.5 (4.1)

EBIT 145.6 67.8

Net interest expense (0.9) (0.4)

Other income — 0.1

Income tax expense (17.5) (15.6) (12)

Net operating profit 127.2 51.9

Summary

Net sales increased 12%, favorably impacted by:

Higher sales volumes; and

Higher average net sales prices in local currencies

Gross profit margin increased 30 bps impacted by:

Higher average net sales prices and volumes

Partially offset by higher market prices for raw materials and production inefficiencies at our Fontana plant

SG&A expenses increased primarily due to:

Higher headcount as we invest in our organizational capability

Higher product and marketing development activities

Between EBIT and net operating profit:

Interest expense increased related to our debt position

Income tax expense increased on account of higher earnings

GROSS PROFIT — GROUP

Gross Margin (US$M)

160.0 140.0 120.0 100.0 80.0 60.0 40.0 20.0 -

33.3

111.3

34.3

150.9

35.0

34.0

33.0

32.0

31.0

30.0

29.0

28.0

27.0

Gross Margin (%)

Q2 FY13

Q2 FY14

Q2 FY15

Gross profit has remained strong throughout the past three years

Price has improved as we continue to execute on pricing strategies and the reduction of pricing inefficiencies

Production costs continue to increase in line with the higher market prices for pulp, gas and silica raw materials

INCOME TAX

Three Months and Half Year ended 30 September

Q2’15 Q2’14 1H’15 1H’14

Operating profit before taxes 144.7 67.5 190.3 224.6

Asbestos:

Asbestos adjustment1 (63.5) 3.9 (41.2) (91.2)

NZ weathertightness claims 2.3 0.3 1.0 4.9

Adjusted net operating profit 83.5 71.7 150.1 138.3

before taxes

Adjusted income tax expense (18.1) (15.4) (34.6) (30.0)

Adjusted effective tax rate 21.7% 21.5% 23.1% 21.7%

Income tax expense (17.5) (15.6) (34.2) (30.5)

Income taxes paid 16.0 12.3

Income taxes payable 5.5 7.4

23.1% estimated adjusted effective tax rate (ETR)

Adjusted income tax expense and adjusted ETR increased due to changes in geographical mix of earnings

Income taxes are paid and payable in Ireland, the U.S., Canada, New Zealand and the Philippines

Income taxes are not currently paid or payable in Europe (excluding Ireland) or Australia due to tax losses which are available to offset future taxable income.

Australian tax losses primarily result from deductions relating to contributions to AICF

1 Includes AICF SG&A expenses and AICF interest expense, net

CASHFLOW

(US$ Millions) 1H’15 1H’14 Change (%)

EBIT 196.0 224.7 (13)

Asbestos related1 1 (42.5) (92.9) (54)

Annual AICF contribution (113.0) -

Depreciation & Amortization 34.1 30.6 11

Working Capital 14.3 36.8 (61)

Other non-cash items (54.8) (23.8)

Cash Flow from Operations 34.1 175.4 (81)

Capital Expenditures (159.5) (44.5)

Free Cash Flow (125.4) 130.9

Dividends Paid (355.9) (163.6)

Net proceeds from long-term debt 380.0 -

Free Cash Flow after Financing Activities (101.3) (32.7)

First half cash flow from operations reflect our $ US113.0 million contribution to AICF

Higher working capital

Inventory increase since year end

Receipt in the prior year of significant other receivables

Higher capital expenditure for capacity expansion projects

$ US380 million debt position as of Q2’15

1 Includes Asbestos Adjustments and changes in asbestos-related assets and liabilities

LIQUIDITY PROFILE



Debt Maturity Profile[1]
$0
$50
$190
$100
$40
$125
FY'15
FY'16
FY'17
FY'18
FY'19
FY'20

Liquidity Profile	HY FY15
Cash	US$60.5 million
Total Combined Facilities	US$505.0 million
Drawn Facilities	US$380.0 million
Undrawn Facilities	US$125.0 million
Weighted Average Interest Rate of Bank Facilities	1.5%
Fixed / Floating Interest Ratio	33% fixed
Weighted Average Term	2.75 years

- Strong balance sheet position:
  - $60.5 million of cash
  - $505 million of debt facilities
  - 37% liquidity as of Q2'15
- As of Q2'15, we had net bank debt of US$319.5 million compared to net cash of US$167.5 million at Q4'14
- Net Debt within target range of 1-2 times EBITDA excluding asbestos
- We remain in compliance with all restrictive debt covenants contained within our credit facility agreements

1 Debt maturities as follows: US$50 million in Q4'16, US$190 million in Q1'17, US$100 million in Q1'18, US$40 million in Q4'19 and US$120 million in Q1'20.

James Hardie
PAGE 31

HY FY15 GLOBAL CAPEX SPEND AND KEY PROJECTS

Capital Budget

Project

Progress during 1H’15

Plant City, Florida—4th sheet machine and ancillary facilities US$65.0 million Key engineering work on track

Expected to complete construction FY’16

Cleburne, Texas—3rd sheet machine and ancillary facilities US$37.0 million Key engineering work on track

Expected to complete construction FY’16

Expansion is on track

Carole Park, Queensland—Capacity expansion project A$89.0 million ? Equipment installation underway

Expected to complete construction FY’16

Tacoma, Washington—Land purchase for future expansion US$27.9 million ? Purchase completed September 2014

Design of facility and assessment of capabilities underway

USA AND EUROPE FIBER CEMENT – PLANT CAPACITY

Plant Capacity

Flat Sheet Plant Capacity (mmsf)

Plants operating

Cleburne, Texas 466

Additional capacity by mid calendar year 2015 200

Peru, Illinois 560

Plant City, Florida 300

Additional capacity by mid calendar year 2015 300

Pulaski, Virginia 600

Reno, Nevada 300

Tacoma, Washington 200

Waxahachie, Texas 360

Fontana, California1 250

Plant suspended

Summerville, South Carolina1 190

Flat Sheet Total 3,726

¹ Production was suspended at the Summerville plant in November 2008, it is anticipated the plant will be re-commissioned during the current cycle.

US INPUT COSTS

Quarterly US Input Costs

Discussion:

Input costs are up significantly over the prior year

The price of NBSK pulp is at a three-year peak

The cost of gas for industrial users has nearly doubled since 2013

We are engaged in effective sourcing strategies to reduce the impact of increasing market prices

The information underlying the table above is sourced as follows:

Pulp – Cost per ton – from RISI

Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration

Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration

Cement – Relative index from the Bureau of Labor Statistics

ASBESTOS FUND – PROFORMA (unaudited)

Claims Data

For the quarter and half year ended 30 September 2014, we note the following related to asbestos claims:

Claims received during Q2’15 and 1H’15 were 19% and 10% above actuarial estimates, respectively

Claims received during Q2’15 and 1H’15 were 12% and 5% higher than the prior corresponding periods, respectively

The higher reported mesothelioma claims experience noted during FY’14 has continued into 1H’15

Average claim settlement for the half year is down 6% versus the prior corresponding period and down 16% versus actuarial estimates

A$ millions

AICF cash and investments—31 March 2014 65.5

Contribution to AFFA by James Hardie 119.9

Insurance recoveries 23.4

Loan Repayments (51.0)

Interest expense, net 0.6

Claims paid (68.0)

Operating costs (2.3)

Other 1.5

AICF cash and investments—30 September 2014 89.6

On 15 September 2014, the Company and the NSW Government were notified by AICF that it would enter into discussions concerning an approved payment scheme (“APS”)

DEFINITIONS AND OTHER TERMS

This Investor Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics

AFFA – Amended and Restated Final Funding Agreement

AICF – Asbestos Injuries Compensation Fund Ltd

ASIC – Australian Securities and Investments Commission

ATO – Australian Taxation Office

NBSK – Northern Bleached Soft Kraft; the company’s benchmark grade of pulp

Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

DEFINITIONS AND OTHER TERMS

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:

Management’s Analysis of Results and Media Release

Net sales

Cost of goods sold Gross profit

Selling, general and administrative expenses Research and development expenses Asbestos adjustments EBIT*

Net interest income (expense)* Other income (expense)

Operating profit (loss) before income taxes* Income tax (expense) benefit Net operating profit (loss)*

Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales

Cost of goods sold Gross profit

Selling, general and administrative expenses Research and development expenses Asbestos adjustments Operating income (loss)

Sum of interest expense and interest income Other income (expense) Income (loss) before income taxes

Income tax (expense) benefit

Net income (loss)

*- Represents non-U.S. GAAP descriptions used by Australian companies.

DEFINITIONS AND OTHER TERMS

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity adjusted for asbestos and AICF related items Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees) Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised Net debt payback – Net debt (cash) divided by cash flow from operations Net debt (cash) – Short-term and long-term debt less cash and cash equivalents Return on capital employed – EBIT divided by gross capital employed

INVESTOR PRESENTATION

FEBRUARY 2015